Black Pearl
EQUITIES LLC

June 23, 2025

Regional Health Properties, Inc.

Dear Mr. Morrison, Board Members, and Counsel,

Thank you for your thoughtful and considered questions. We appreciate the important role the Board plays and are pleased to provide the following responses based on our current position and understanding as of today. While we do not have definitive plans beyond those described herein, we remain open to evaluating all matters in good faith and in accordance with the conditions set forth in the Schedule TO.

"1. What is the source of funds for the Tender Offer?"
We have secured a firm funding commitment from Graf Holding LLC, a private family office. This commitment for the full amount required to close the Offer is subject solely to the satisfaction or waiver of the conditions as outlined in the Schedule TO.

"2. With the exception of the conditions contained in Items 4(6) and (7) of the Tender Offer, is the Tender Offer irrevocable?"
The execution and acceptance of the shares are subject only to the conditions outlined in Sections 4(6), 4(7), and 4(10) of the Schedule TO, our Tender Offer—once declared effective—we have every intention on keeping the Offer open through the date of expiration.

"3. Following the completion of the Tender Offer, and your purchase of up to 49.9% of Regional's common shares, what is your strategic plan for Regional?"
Upon closing we are prepared to engage with the Board in discussion to address the strategic direction of the company in order to further maximize shareholder value.

"4. How do you plan on funding Regional's business operations following the completion of the Tender Offer?"
At this time, we do not anticipate making any changes to Regional's leadership, structure, or day-to-day operations. In the event that financial support becomes necessary, we would be open to either further investment or assisting in raising capital. Black Pearl expects to support the Company and Management in efforts to build Regional Health's business in every reasonably practicable manner.

"5. Do you plan on requesting representation on Regional's board? If so, assuming that the board continues at the current size of four members, how many seats would you request?"
At this juncture we have no plans regarding Board composition other than voting any Black Pearl shares in regular Director elections.

"6. Do you plan on calling a special meeting of shareholders and, if so, for what purposes?"
At this time, we do not intend to call any special meetings. Should the need arise for shareholder action in the future, we will evaluate that possibility carefully and in good faith.

"7. Following the completion of the Tender Offer, would you honor all of Regional's contractual obligations? If not, which obligations would you not honor?"
Please refer to our response under Item #3. As a 49.9% shareholder, Black Pearl would not as far as it can see have the ability to affect the Company's contractual compliance. Contractual compliance is the province of the Board.

"8. Are you willing to make a tender offer for 100% of the outstanding Regional common shares? If so, please provide details on how you would fund that offer as well as the redemption of Regional's currently outstanding preferred shares, which redemption would be triggered by a change-in-control."
While we remain open to good-faith discussions around a tender offer for all shares, our focus remains on the partial tender.

"9. If you are not willing to tender for 100% of the outstanding common shares, are you willing to provide the remaining shareholders some sort of price protection?"
At present, we do not plan to offer price-protection mechanisms for non-tendering shareholders. However, we remain open to reevaluating this matter as appropriate in the future.

"10. Do you have any understandings, whether formal or not, with any existing Regional shareholders regarding the Tender Offer or the management or strategy of Regional upon completion of the Tender Offer?"
We can confirm that we have no side-deals, voting agreements, or informal understandings, verbal or written, with any Regional shareholder or third party, beyond our standard share-purchase documentation.

We appreciate the opportunity to engage with the Board. Should you require further clarification or wish to discuss any of these points, we are available at your convenience.

Sincerely,

/s/ Abraham Schwartz
Abraham Schwartz
CEO & President, Black Pearl Equities, LLC

The information contained herein is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities. Any such offer or solicitation will be made only pursuant to the terms and conditions set forth in the Schedule TO and related materials filed with the Securities and Exchange Commission. Shareholders are urged to read those documents carefully before making any decision. This correspondence reflects our current intentions and beliefs as of the date hereof, which are subject to change without notice. No assurances can be given that any particular transaction or course of action will occur as described.

See following page for funding commitment letter.

GRAF
HOLDINGS

To whom this may concern,

Graf Holding LLC hereby confirms its commitment to provide funds in excess of $4,750,000 in cash on hand at Metropolitan Bank to Black Pearl Equities, LLC and Black Pearl Equities II, LLC for the sole purpose of consummating the Tender Offer described in the Schedule TO filed with the SEC on July 18, 2025.

This commitment is contingent only upon the satisfaction or waiver of the closing conditions outlined in the Tender Offer.

Sincerely,

/s/ Faigy Goldberger
Faigy Goldberger
President, Graf Holdings LLC

702 S Kings Ave, Brandon, FL 33511